# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Host Digital Inc., CIK 0001948864
CUSIP: 42227T303
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3800 North 28th Way, Unit #1, Hollywood, Florida (FL), 33020
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0001315421
Persons authorized to receive notices and communications: Timothy Sperry, c/o Graham Capital Management, 40 Highland Avenue, Rowayton, Connecticut (CT), 06853, (203) 899-3400

## Reporting persons
- Graham Credit Opportunities Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 340,975; sole dispositive power 0; shared dispositive power 340,975; aggregate amount beneficially owned 340,975 (1.21% of the class)
  Comment: Row 13: Based on an aggregate 28,229,455 shares of Common Stock (as defined in Item 4 below) consisting of (i) 29,134 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as defined in Item 4 below), at an exercise price of $0.001, subject to the terms and conditions therein and (ii) 28,200,321 aggregate shares outstanding as of September 21, 2026 following completion of the Offering (as defined in Item 6 below) as reported by the Issuer in the Issuer's Prospectus filed on September 21, 2026.
- Graham Macro Strategic Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 2,500,491; sole dispositive power 0; shared dispositive power 2,500,491; aggregate amount beneficially owned 2,500,491 (8.8% of the class)
  Comment: Row 13: Based on an aggregate 28,413,973 shares of Common Stock consisting of (i) 213,652 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants, at an exercise price of $0.001, subject to the terms and conditions therein and (ii) 28,200,321 aggregate shares outstanding as of September 21, 2026 following completion of the Offering as reported by the Issuer in the Issuer's Prospectus filed on September 21, 2026.
- Graham Capital Management, L.P. (CIK 0001315421): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,598,680; sole dispositive power 0; shared dispositive power 2,598,680; aggregate amount beneficially owned 2,598,680 (9.99% of the class)
  Comment: Row 13: Based on an aggregate 28,443,107 shares of Common Stock consisting of (i) 242,786 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants, at an exercise price of $0.001, subject to the terms and conditions therein and (ii) 28,200,321 aggregate shares outstanding as of September 21, 2026 following completion of the Offering as reported by the Issuer in the Issuer's Prospectus filed on September 21, 2026.
- KGT GP LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,598,680; sole dispositive power 0; shared dispositive power 2,598,680; aggregate amount beneficially owned 2,598,680 (9.99% of the class)
  Comment: Row 13: Based on an aggregate 28,443,107 shares of Common Stock consisting of (i) 242,786 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants, at an exercise price of $0.001, subject to the terms and conditions therein and (ii) 28,200,321 aggregate shares outstanding as of September 21, 2026 following completion of the Offering as reported by the Issuer in the Issuer's Prospectus filed on September 21, 2026.
- KGT, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,598,680; sole dispositive power 0; shared dispositive power 2,598,680; aggregate amount beneficially owned 2,598,680 (9.99% of the class)
  Comment: Row 13: Based on an aggregate 28,443,107 shares of Common Stock consisting of (i) 242,786 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants, at an exercise price of $0.001, subject to the terms and conditions therein and (ii) 28,200,321 aggregate shares outstanding as of September 21, 2026 following completion of the Offering as reported by the Issuer in the Issuer's Prospectus filed on September 21, 2026.
- Kenneth Tropin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,598,680; sole dispositive power 0; shared dispositive power 2,598,680; aggregate amount beneficially owned 2,598,680 (9.99% of the class)
  Comment: Row 13: Based on an aggregate 28,443,107 shares of Common Stock consisting of (i) 242,786 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants, at an exercise price of $0.001, subject to the terms and conditions therein and (ii) 28,200,321 aggregate shares outstanding as of September 21, 2026 following completion of the Offering as reported by the Issuer in the Issuer's Prospectus filed on September 21, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Host Digital Inc.
Address of issuer's principal executive offices: 3800 North 28th Way, Unit #1, Hollywood, Florida (FL), 33020

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following (each a "Reporting Person," and collectively the "Reporting Persons"): (i) Graham Credit Opportunities, Ltd. ("GCO"), (ii) Graham Macro Strategic Ltd. ("GMS"), (iii) Graham Capital Management, L.P. ("GCM"), (iv) KGT GP LLC ("KGT GP"), (v) KGT, Inc. ("KGT") and (vi) Kenneth Tropin. The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of GCM, GMS, and GCO is 40 Highland Avenue, Rowayton, CT 06853. The address of the principal business office of each of KGT GP, KGT and Mr. Tropin is 505 South Flagler Drive, Suite 1550, West Palm Beach, FL 33401.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment holding.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GCM and KGT are organized under the laws of the State of Delaware. GCO and GMS are corporations organized in the British Virgin Islands. Mr. Tropin is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3. The shares of Common Stock and Pre-Funded Warrants were issued as merger consideration in the Merger (as defined in Item 4 hereof) in exchange for preferred units in Host DI (as defined in Item 4 hereof) held by GCO and GMS, respectively. The funds used to acquire the preferred units in Host DI were obtained from the working capital of GCO and GMS, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Agreement

On September 17, 2026 (the "Closing Date"), the Issuer completed the previously announced Merger (as defined below) pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated May 27, 2026, by and among the Issuer, Healthy Choice Wellness II Corp., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), and Host Digital Infrastructure LLC, a Delaware limited liability company ("Host DI"). On the Closing Date, pursuant to the Merger Agreement and on the terms and conditions set forth therein, Merger Sub merged with and into Host DI, with Host DI surviving the Merger as a wholly owned subsidiary of the Issuer (the "Merger"). In connection with the Merger, all of the Common Units and Preferred Units of Host DI (collectively, the "Host DI Units"), in each case as defined in that certain Amended and Restated Limited Liability Company Agreement of Host DI, dated effective as of February 13, 2026, outstanding immediately prior to the effective time of the Merger (the "Effective Time"), were converted into the right to receive shares of Common Stock or pre-funded warrants ("Pre-Funded Warrants") to purchase Common Stock at an exercise price of $0.001 per share, in lieu of such shares. Prior to the Merger, GCO and GMS held 102 and 880 Preferred Units of Host DI, respectively, which were converted into 311,841 shares of Common Stock and Pre-Funded Warrants exercisable for up to 2,386,839 shares of Common Stock, subject to a 9.99% beneficial ownership limitation and 2,286,839 shares of Common Stock and Pre-Funded Warrants exercisable for up to 17,501,521 shares of Common Stock, subject to a 9.99% beneficial ownership limitation, respectively.

Registration Rights Agreement

In connection with the consummation of the Merger (the "Closing"), the Issuer entered into a registration rights agreement, dated September 17, 2026 (the "Registration Rights Agreement"), by and among the Parent and the stockholders party thereto (including GCO and GMS) (collectively, the "Holders"), pursuant to which, among other things, the Issuer agreed to register for resale certain shares of Common Stock held by such Holders from time to time, including shares of Common Stock issued as consideration in the Merger (including, for the avoidance of doubt, the shares issuable upon exercise of the Pre-Funded Warrants).

Pursuant to the Registration Rights Agreement, the Issuer is obligated to prepare and file a shelf registration statement covering the resale of covered shares of Common Stock within 30 calendar days following the Closing Date, subject to certain exceptions, pursuant to Rule 415 of the Securities Act of 1933, as amended ("Securities Act"). The Issuer also agreed to use commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date on which all relevant registrable securities have been sold under the Registration Rights Agreement. The Issuer has also agreed under the Registration Rights Agreement to pay certain expenses of the Holders incident to any registration demand and indemnify the applicable securityholders against certain liabilities.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose:
Following the closing of the Offering (as defined in Item 6) on September 21, 2026, the Issuer had 28,200,321 shares of Common Stock outstanding. GCO holds 311,841 shares of Common Stock and Pre-Funded Warrants exercisable for up to 2,386,839 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. GMS holds 2,286,839 shares of Common Stock and Pre-Funded Warrants exercisable for up to 17,501,521 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. Based on the outstanding shares following the closing of the Offering, GCO beneficially owns 29,134 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and GCM beneficially owns 213,652 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants.

GCM is the investment advisor to GCO and GMS. The general partner of GCM is KGT GP, of which Mr. Tropin is the President and ultimate sole owner and KGT is the manager. Mr. Tropin is also the President and ultimate sole owner of KGT. Mr. Tropin exercises voting and dispositive powers over the shares held by GCO and GMS on behalf of GCM.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c). Except as otherwise disclosed herein, none of the Reporting Persons has effected any transaction with respect to the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

On the Closing Date, GCO and GMS each entered into a letter agreement (the "Lock-Up Agreement") with Cantor Fitzgerald & Co. ("Cantor") in connection with a public offering of 2,187,500 shares by the Issuer (the "Offering") which closed on September 21, 2026. Pursuant to the Lock-Up Agreement, GCO and GMS each agreed that, without the prior consent of Cantor, they will not (i) sell, offer to sell, contract to sell or lend, effect any short sale or establish a Put Equivalent Position (as defined in Rule 16a-1(h) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended or liquidate or decrease any Call Equivalent Position (as defined in Rule 16a-1(b) under the Exchange Act), pledge, hypothecate or grant any security interest in, or in any other way transfer of dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, in each case whether then owned or thereafter acquired or with respect to which they had or thereafter acquired the power of disposition (collectively, the "Lock-Up Securities"), (ii) make a demand for or exercise any right with respect to the registration of any of the Lock-Up Securities, or the filing of any registration statement, prospectus or prospectus supplement (other than in connection with the filing of a shelf registration statement pursuant to the Registration Rights Agreement), (iii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise or (iv) publicly disclose the intention to do any of the foregoing.

GCO and GMS agreed to the above restrictions for a period of 180 days following the Closing Date, provided, however, that the Lock-Up Securities held by them would be released from the foregoing restrictions in accordance with the below:

(i) Time-Based Releases:

a. with respect to 4,497,355 shares of Common Stock, the date that is 30 days following the Closing Date;
b. with respect to 4,497,355 shares of Common Stock, the date that is 90 days following the Closing Date;
c. with respect to 4,497,355 shares of Common Stock, the date that is 120 days following the Closing Date;
d. with respect to 4,497,355 shares of Common Stock (to the extent not previously released pursuant to clauses (ii) (a), (b) and/or (c) below), the date that is 150 days following the Closing Date; and
e. with respect to 4,497,355 shares of Common Stock (to the extent not previously released pursuant to clauses (ii) (a), (b) and/or (c) below), the date that is 180 days following the Closing Date.

(ii) Accelerated Releases:

a. with respect to 2,248,677 shares of Common Stock, the date upon which the VWAP of the Common Stock over any 10 consecutive trading day period following the date that is 30 days following the Closing Date equals or exceeds 100% of the price per share in the Offering;
b. with respect to 4,497,355 shares of Common Stock, the date upon which the VWAP of the Common Stock over any 10 consecutive trading day period following the date that is 30 days following the Closing Date equals or exceeds 200% of the price per share in the Offering;
c. with respect to 6,746,032 shares of Common Stock, the date upon which the VWAP of the Common Stock over any 10 consecutive trading day period following the date that is 30 days following the Closing Date equals or exceeds 300% of the price per share in the Offering;

Notwithstanding the foregoing, each of GCO and GMS can transfer or exercise registration rights related to the Lock-Up Securities pursuant to the following and subject to certain conditions: (i) as a bona-fide gift or gifts or charitable contribution, (ii) to any trust for the direct or indirect benefit of GCO or GMS; (iii) pursuant to a qualified domestic relations order or in connection with a divorce settlement; (iv) by will or intestate succession to the applicable legal representative, heir, beneficiary or immediate family; (v) to a partnership, limited liability company or other entity which the applicable entity is the legal and beneficial owner of all of the outstanding equity securities or similar interests; (vi) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v) above; (vii) pursuant to an order of a court or regulatory agency; (viii) as a distribution to partners, limited liability company members, stockholders or holders of similar interests of the applicable holder (or in each case its nominee or custodian); (ix) to affiliates, (x) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transactions; (xi) to require the Issuer to file the registration statement registering the resale of the shares of Common Stock held or issuable by the GCO and GMS; or (xii) the pledge, hypothecation or other granting of a security interest in Lock-Up Securities to one or more financial institutions as collateral or security for a bona fide margin loan or other financing arrangement subject to certain limits.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement

Exhibit 99.2 - Agreement and Plan of Merger, dated May 27, 2026, by and among Healthy Choice Wellness Corp., Healthy Choice Wellness II Corp., and Host Digital Infrastructure LLC (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on May 29, 2026).

Exhibit 99.3 - Registration Rights Agreement, dated September 17, 2026, between the Company and the Stockholders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on September 17, 2026).

Exhibit 99.4 - Lock-Up Agreement, dated September 17, 2026

## Signatures
- Graham Credit Opportunities Ltd.: /s/ Jason Slutsky, Jason Slutsky, COO of Graham Capital Management, L.P., as investment advisor (09/24/2026)
- Graham Macro Strategic Ltd.: /s/ Jason Slutsky, Jason Slutsky, COO of Graham Capital Management, L.P., as investment advisor (09/24/2026)
- Graham Capital Management, L.P.: /s/ Jason Slutsky, Jason Slutsky, COO (09/24/2026)
- KGT GP LLC: /s/ Jason Slutsky, Jason Slutsky, COO (09/24/2026)
- KGT, Inc.: /s/ Jason Slutsky, Jason Slutsky, COO (09/24/2026)
- Kenneth Tropin: /s/ Kenneth Tropin, Kenneth Tropin (09/24/2026)